Via Facsimile and U.S. Mail
Mail Stop 4720

December 4, 2009

Mr. Yan-Qing Liu
Chairman, Chief Executive Officer and President
China Sky One Medical, Inc.
Room 1706, Di Wang Building, No. 30 Gan Shui Road,
Nangang District, Harbin
People's Republic of China 150001

Re: **China Sky One Medical, Inc.**
      Form 10-K for the Period Ended December 31, 2008
      Filed April 15, 2009
      File No. 001-34080

Dear Mr. Liu:

We have reviewed your November 6, 2009 response to our September 18, 2009
letter and have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the annual or quarterly filing, as applicable, in which you
intend to first include it. If you do not believe that revised disclosure is necessary,
explain the reason in your response. After reviewing the information provided, we may
raise additional comments and/or request that you amend your filing.

General

1. We acknowledge your intent to amend your previous filings in response to our
   comments one, four, seven, nine, ten, 12, 13, 14, 15 and 18. Please provide us
   with your proposed revised disclosures before amending your filings.

Cover Page

2. In your response to prior comment one, you state that "the March 31, 2009
   information…, which appears in the beneficial ownership table of the 2008 Form
   10-K, does not necessarily include persons the company deemed to be "affiliates"
   as of June 30, 2008 due to their "control" positions with respect to the company
   and its management." Please revise your beneficial ownership table on page 59 to
   include the shares held by your interim CFO and all shares deemed beneficially

owned by your Chairman and Vice Chairman. If you believe that the shares held by your Chairman's wife and daughter and your Vice Chairman's daughter are not deemed beneficially owned by your Chairman and Vice Chairman, respectively, then please provide us with a detailed analysis which explains such wife's and daughters' "control" positions. See also Question 105.05 of the Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretations.

Item 7. Management's discussion and analysis of Financial Condition and Results of Operation
Liquidity and Capital Resources, page 45

3. Refer to your response to comment ten. Your sales have fluctuated significantly during each of the years presented. In calculating your days sales, it appears that quarterly days sales may be more meaningful than an annual calculation. If so, please revise to use quarterly days sales in your disclosure.

Notes to Consolidated Financial Statements
2. Acquisition of Business, page F-8

4. Refer to your response to comment 11. Please address the following comments:
    a. Please tell us why the grand total of the intangible assets listed in the table agree to your balance sheet as of December 31, 2008, while the amounts for each individual acquisition do not agree to your separate footnote disclosure.
    b. You indicate in your response that you never performed an appraisal of the "Kang Xi" trademark nor did you assign any value to that trademark. Please explain to us how you acquired the "Kang Xi" trademark. If you acquired this trademark in a business combination, please clarify which one. In addition, please reference for us the authoritative literature you relied upon to not record an intangible asset for this trademark.
    c. As previously requested, please explain to us why you have not apparently recorded an intangible asset for the Good Supply Practice license issued by the SFDA acquired in your business combination with Haina. Please reference the authoritative literature you rely upon to support your accounting.

3. Summary of Significant Accounting Policies
Advertising, page F-12

5. Please revise your response to comment 14 to explain what you mean by expensing advertising costs "in the period in which the service is used." In your response, separately explain to us how this accounting complies with the

requirements of FASB ASC 720-35-05-1 to expense the costs of advertising either as incurred or the first time the advertising takes place.

8. Outstanding Warrants and Options, page F-19

6. In your response to comment 16 you indicate that "according to published accounting guidance, equity-linked financial instruments (or embedded features) that have antidilution provisions that adjust the exercise or conversion price only to the extent of any economic dilution directly attributable to a company-initiated transaction do qualify as being indexed to a company's own stock." However, you do not appear to indicate the source for this statement. Please reference for us the specific authoritative literature you rely upon to support your contention. In your response, please explain why the guidance provided in Example 8 at FASB ASC 815-40-55-33 and -34 is not applicable. This example appears to contradict your contention.

13. Income Taxes, page F-22

7. We acknowledge your response to comment 18b. As previously requested, for each period presented please disclose the impact on net income and earnings per share of your special tax rate compared to the 25% enterprise tax rate in the People's Republic of China. Please see SAB 11:C.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses that keys your responses to our comments. Detailed cover letters greatly facilitate our review.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Senior Staff Attorney at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant